UNITED STATES                    OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION          OMB NUMBER: 3235-0058
                                                        Expires:    May 31, 1997
                                                        Average estimated burden
                                                        hours Washington, D.C.
                                                        per response........2.50
                        FORM 12B-25
                                                        SEC FILE NUMBER
                                                          0-8632
                NOTIFICATION OF LATE FILING             ------------------------

                                                        CUSIP NUMBER
                                                         534900 40 1
                                                        ------------------------

(Check one): X  Form 10-K     Form 11-K     Form 20-F    Form 10-Q    Form N-SAR
            ---            ---           ---          ---          ---


For Period Ended:  September 30, 1998
                  -------------------

--------------------------------------------------------------------------------
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

Medical Dynamics, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Not Applicable
--------------------------------------------------------------------------------
Former Name if Applicable

99 Inverness Drive East
--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

Englewood, CO 80112
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

            (    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
                      effort or expense;
    X       (    (b)  The subject annual report or semi-annual report/portion
---------             thereof will be filed on or before the fifteenth calendar
                      day following the prescribed due date; or the subject
                      quarterly report or transition report on Form 10-Q, or
                      portion thereof will be filed on or before the fifth
                      calendar day following the prescribed due date; and
            (    (c)  The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

                      (Letter from Hein + Associates, LLP)

HEIN + ASSOCIATES LLP


December 24, 1998

Securities and Exchange Commission
Washington, D.C. 20549

Re:  Medical Dynamics

Gentlemen:

We confirm that the 1998 audit of Medical Dynamics, Inc. is not yet completed and cannot be completed by the required filing date of December 29, 1998 without unreasonable cost and effort, due to the recent resolution of certain accounting comments by the SEC staff.

Sincerely,

/s/  Hein + Associates LLP
---------------------------
Hein + Associates LLP


                  (End of letter from Hein + Associates, LLP)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

     Van A. Horsley                     303                        790-2990
     --------------------------      ---------                 -----------------
         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).             X   yes      no
                                       -----     -----

--------------------------------------------------------------------------------

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         X   yes      no
                                       -----     -----

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its net loss for fiscal 1998 will be approximately $2,500,000 (based on total sales of approximately $7,885,000) as compared to the fiscal 1997 net loss of approximately $1,500,000 (based on total sales of approximately $982,000). The Registrant's sales increased significantly due to its acquisition of three previously unrelated businesses during the 1998 fiscal year - Computer Age Dentist, Inc. (October 1997), Information Presentation Systems, Inc. (February 1998), and Command Dental Systems (April
1998). These acquisitions resulted in the Registrant emphasizing its dental products segment (software, hardware, support, training, and installation), resulting in its medical products segment (primarily hardware) becoming much less significant. As a result of the significantly increased sales, the Registrant recognized a gross profit of approximately $3,830,000 for fiscal year 1998 as compared to a gross loss of $(305,500) during the 1997 fiscal year.

     The principal reason that the 1998 net loss resulted from the significant gross profit during 1998 is due to selling, general and administrative costs ("SG&A) incurred during 1998; SG&A increased to approximately $6,041,000 in fiscal 1998 as compared to $998,100 incurred during the 1997 fiscal year. The principal reason for such significant increase in SG&A during the 1998 fiscal year were the costs of acquiring Computer Age Dentist, Inc., Information Presentation Systems, Inc., and command Dental Systems and integrating those three unaffiliated companies and their revenue and expense streams into the Registrant. These acquisitions also resulted in significantly increased depreciation and amortization expenses as well. The Registrant's interest expense of $305,000 during fiscal 1998 was another significant factor resulting in the Registrant's net loss during the 1998 fiscal year despite its gross profit.
                         Medical Dynamics, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 28, 1998                      By: /s/ Van A. Horsley
      ----------------------                       -----------------------------
                                                   Van A. Horsley
                                                   President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)


                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.